Gold and GemStone Mining Inc.
2144 Whitekirk Way
Draper UT 84020

October 8, 2012

BY EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
USA

Attention: Pamela A. Long

Re:	Gold and GemStone Mining Inc. (the “Company”)
Current Report on Form 8-K
Filed May 4, 2012
File No. 333-165929

We refer to your letter of May 30, 2012 addressed to the Company with your comments on the Company’s Current Report on Form 8-K filed May 4, 2012. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

1.	Our EDGAR profile has been updated as requested.

2.

The Company believes that the disclosure made under Items 2.01 and 5.01 of the Form 8-K was appropriate because the Company’s mineral property rights and joint venture obligations were contractually effective upon execution of JV Agreement. Although the JV Company was not incorporated on the filing date of the Form 8-K, the parties had begun operating as a joint venture in anticipation of formal incorporation. Thereafter, the incorporation of the JV Company, Gold and GemStone Moining (SL) Ltd. was approved by Freetown-Sierra Leone on May 22, 2012. Meanwhile although the mineral concessions had not transferred to the JV Company upon execution of the JV Agreement, the concessions were held in trust by the joint venture partner, Ridgeback Mining (Sierra Leone) Limited, for the benefit of the JV Company. We also emphasize that, as stated in the Form 8-K, the Company’s funding obligations under the JV Agreement are not a condition precedent to the transfer of the concessions to the JV Company. Therefore, the Company has effectively acquired rights in the concessions which will be effective for a minimum period beginning from the execution of the Agreement until 12 months from the date the properties are formally transferred to the JV Company. Although the formal transfer of the concessions from the joint venture partner to the JV Company has not been completed (we do not that it is underway), the joint venture has effectively controlled the concessions and behaved as a going business since the execution of the JV Agreement. Accordingly, the Company believes that it has engaged in the acquisition of a going business and the direct acquisition of assets under Rule 12b-2.

With regard to the statements on our website referring to a “reverse merger”, we advise that the statements were included erroneously and will be promptly corrected.

3.	We have clarified our disclosure as requested.

Gold and GemStone Mining Inc.
2144 Whitekirk Way
Draper UT 84020

4.

Our financial statements are prepared in accordance with US GAAP, and accordingly, we intend to account for our investment in the joint venture using the equity method required by Accounting Principles Board Opinion No. 18. Using the equity method our investment in the joint venture will be initially recorded at cost. The carrying amount of the investment will thereafter be increased or decreased to recognize our share of profits or losses from the joint venture after the acquisition date. Any distributions received from the joint venture will reduce the carrying amount of the investment. We have updated our disclosure accordingly, and additionally made reference to the fact that we shall have responsibility for, and control of, the accounting and auditing of the JV Company.

5.

Ridgeback Mining (Sierra Leone) Limited is wholly owned and controlled by Tom Tucker. Ridgeback’s sole operations have been to evaluate, secure, and explore the mining concessions that are the subject of the joint venture with our Company.

6.

Mr. Fedosov and Ms. Ivashenko agreed to cancel and to give up a significant portion of their ownership in the company because they wished to attract new management to the Company that would create value for themselves and for other shareholders by securing new business operations for the Company. Because the Company’s prior businesses had failed and the stock was without value, the cancellation and transfer of the control block of shares was effected to induce Ms. King, Mr. Tucker, and Mr. Cocker to assume the management responsibilities for the Company and to arrange for the joint venture with Ridgeback Mining (Sierra Leone) Limited.

7.	The Form 8-K has been amended on page 3 under Corporate History and under Market Information, previously located on page 27.

8.

The disclosure contained in our Current Report is correct; no reserves have been established in relation to the mining concessions in which we hold an interest. The reference on our website refers to the Kono mining district, generally, where our concessions are located and where reserves have been historically identified by third parties. We intend to promptly clarify the reference to proven reserves on our website.

9.

We have updated our disclosure to emphasize that the 12 month period is measured from the date upon which the Mining Concessions are transferred to the JV Company by written instrument registered with the applicable government authorities.

10.	We have updated the disclosure as requested.

11.	We have revised or qualified our disclosure as requested, except where the context otherwise demands.

12.	We have revised the disclosure as requested.

13.	We are unable to timely provide the requested maps, however we intend to file an additional amendment to this report to include the requested maps as expeditiously as possible.

14.	We are unable to timely provide the requested disclosure, however we intend to file an additional amendment to this report to include the requested disclosure as expeditiously as possible.

15.	We have updated the disclosure as requested.

Gold and GemStone Mining Inc.
2144 Whitekirk Way
Draper UT 84020

16.

We have revised the disclosure as requested and confirm that the timeframe and cost estimates in question do represent management’s beliefs based on its experiences and understanding of the industry and locality.

17.	We have updated the disclosure as requested.

18.	We have included the requested disclosure and risk factor indicating that the concessions have not been visited by a professional geologist or mining engineer.

19.

Ms. King visited the sites in 2010 in order to view the concessions and to meet representatives of the local paramount chiefs. The visit was not for technical purposes. Mr. Tucker has visited the sites on an almost monthly basis since 2010 and continues to do for the purposes monitoring the concessions and conducting informal preliminary exploration and surveying. We have updated our disclosure accordingly.

20.	We have included the requested risk factor.

21.	We have eliminated the redundant disclosure as requested.

22.	We have revised the disclosure as requested.

23.	We have expanded our disclosure as requested.

24.	We have revised the disclosure as requested.

25.	We have revised the disclosure as requested.

26.	We have revised the disclosure as requested.

27.	We have revised the disclosure as requested.

28.

Please note that the 88 million shares were acquired in a private transaction. No issuance of shares from treasury was made to Ms. King, Mr. Tucker, or Mr. Cocker. The various share cancellations and transfers described in our disclosure were effected by stock power and treasury order and without other written instrument.

29.

For the reasons described in our answer to question 2 of your comment letter, we do not believe that we are a shell company as we have acquired a 50% interest in mineral concessions and a corresponding interest in a joint venture which has nominal operations. Additionally, since the date of our original report, our management has made progress in advancing our business plan by accomplishing the incorporation and registration of a joint venture company, and engaging in negotiations for the extension of the mining concessions in which we hold an interest. Given that our business activities are typical for an exploration stage mining company, we must disagree with the Commission’s characterization of our company as a shell company.

Additionally, the Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Gold and GemStone Mining Inc.
2144 Whitekirk Way
Draper UT 84020

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GOLD AND GEMSTONE MINING INC.

Per: /s/ Charmaine King

Charmaine King
President and Director